UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of Ocotber, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   October 4, 2004                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------

                            NOTICE OF SPECIAL MEETING
--------------------------------------------------------------------------------


Notice is hereby given that the Special Meeting (the "Meeting") of the shareholders of Halo Resources Ltd. (the "Company") will be held on Tuesday, November 2, 2004 at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To approve, as an ordinary resolution, the acquisition of the Duport Property, Kenora, Ontario.

2. To approve, as a special resolution (the "Continuance Resolution"), the continuance of the corporate jurisdiction of the Company from the Business Corporations Act (Yukon) to the Business Corporations Act (British Columbia), (the "Continuance"), which Continuance will include an increase in the authorized capital of the Company by the creation of a new class of preferred shares in the capital of the Company issuable in series, with such rights, terms and conditions as the directors may determine from time to time, which resolution is set out in the accompanying Information Circular.

3. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

To be valid, the accompanying form of Proxy, duly completed, dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

TAKE NOTICE THAT pursuant to the Business Corporations Act (Yukon) (the "YBCA"), a shareholder of the Company may give a notice of dissent with respect to the Continuance Resolution by sending to the Company at or before the meeting, a written objection (an "Objection Notice") to the Continuance Resolution. As a result of giving an Objection Notice and, subject to compliance with the provisions of Section 193 of the YBCA, a shareholder of the Company will be paid the fair market value of those shares in accordance with Section 193 of the YBCA, as summarized in the Information Circular accompanying this Notice of Meeting.

Shareholders of the Company who wish to dissent in respect of common shares beneficially owned by them must make arrangements to have the common shares registered in their name or instruct the broker in whose name the common shares are registered to dissent on such shareholder's behalf so as to provide for a valid dissent. Failure to strictly comply with the requirements set forth in
Section  193 of the  YBCA  may  result  in the  loss of any  right  of  dissent.
Reference is made to Section 193 of the YBCA as set out in the accompanying Information Circular.

The enclosed Proxy is solicited by management of the Company and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 30th day of September, 2004.

                                                 BY ORDER OF THE BOARD

                                                 /s/ Nick DeMare
                                                 -------------------------------
                                                 NICK DEMARE,
                                                 PRESIDENT

                               HALO RESOURCES LTD.









                2004
                                         Notice of Special Meeting of Members
             SPECIAL
                                         Information Circular
             MEETING








               PLACE:                    Suite 3350, 1055 Dunsmuir Street
                                         Vancouver, British Columbia

                TIME:                    10:00 a.m. (Vancouver time)


                DATE:                    November 2, 2004

                               HALO RESOURCES LTD.


CORPORATE DATA                    HEAD OFFICE

                                  Suite 1305, 1090 West Georgia Street
                                  Vancouver, B.C.
                                  V6E 3V7
                                  Telephone: (604) 685-9316

                                  DIRECTORS & OFFICERS

                                  Nick DeMare, President, Acting CFO & Director Harvey Lim, Corporate Secretary
                                  William Lee, Director
                                  Andrew Carter, Director

                                  LEGAL COUNSEL

                                  Axium Law Group
                                  Suite 3350, Four Bentall Centre
                                  1055 Dunsmuir Street
                                  PO Box 49222
                                  Vancouver, BC, Canada V7X 1L2

                                  AUDITORS

                                  D & H Group, Chartered Accountants
                                  10th Floor, 1333 West Broadway
                                  Vancouver, B.C.
                                  V6H 4C1

                                  REGISTRAR & TRANSFER AGENT

                                  Computershare Trust Company of Canada
                                  4th Floor, 510 Burrard Street
                                  Vancouver, B.C.
                                  V6C 3B9

                                  LISTING

                                  TSX Venture Exchange
                                  Symbol  HLO
                                  OTC BB
                                  Symbol HLOSF

                               HALO RESOURCES LTD.
                      Suite 1305, 1090 West Georgia Street
                                 Vancouver, B.C.
                                     V6E 3V7

                              INFORMATION CIRCULAR
  (Containing information as at September 30, 2004 unless indicated otherwise)

                             SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of HALO RESOURCES LTD. (the "Corporation") for use at the Special Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on Tuesday, November 2, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE TRUST COMPANY OF CANADA, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

                        ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings unless the Non-Registered Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered Shareholder receiving such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP, ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

                                VOTING OF PROXIES

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

               VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:           Unlimited number of Common Shares
Issued and Outstanding:       9,443,859 Common Shares*

*as of the record date September 21, 2004

Only Shareholders of record at the close of business on SEPTEMBER 21, 2004, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE TRUST COMPANY OF CANADA and will be available at the Meeting.

As far as the Directors and senior officers of the Corporation are aware, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

                       STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $40,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $40,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended August 31, 2003, the Corporation had two Named Executive Officers, Donald W. Busby, the Corporation's former Chairman and Chief Executive Officer and Nick DeMare, the Corporation's current interim President and Chief Executive Officer. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended August 31, 2001, 2002 and 2003:

                           SUMMARY COMPENSATION TABLE

 ------------------------------------------------------------------------------------------------------------------
                                      ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                       ------------------------------------------   --------------------------------
                                                                            AWARDS           PAYOUTS
                                                                    --------------------------------
                                                                    SECURITIES  RESTRICTED
                                                                      UNDER      SHARES OR                ALL
                                                        OTHER        OPTIONS/   RESTRICTED               OTHER
NAME AND                                                ANNUAL         SARS        SHARE      LTIP      COMPEN-
PRINCIPAL                        SALARY     BONUS    COMPENSATION    GRANTED       UNITS     PAYOUTS     SATION
POSITION               YEAR(1)     ($)       ($)         ($)          (#)(2)        ($)        ($)        ($)
 ------------------------------------------------------------------------------------------------------------------

Nick DeMare(3)           2003      Nil       Nil         Nil         Nil/Nil        N/A        N/A      52,215(4)
interim President,       2002      Nil       Nil         Nil         Nil/Nil        N/A        N/A      46,080(4)
CEO, Acting CFO and      2001      Nil       Nil         Nil         Nil/Nil        N/A        N/A      47,110(4)
Director
-------------------------------------------------------------------------------------------------------------------

Donald W. Busby(3)       2003      Nil       Nil         Nil         Nil/Nil        N/A        N/A     100,849(5)
former Chairman,         2002      Nil       Nil         Nil         Nil/Nil        N/A        N/A     132,082(5)
President, CEO and       2001      Nil       Nil         Nil        56,142/Nil      N/A        N/A     105,296(5)
Director
-------------------------------------------------------------------------------------------------------------------

NOTES:

(1)  Financial years ended August 31, 2001, 2002 and 2003.
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Mr. Busby resigned as a director and the Chairman, President and Chief Executive Officer of the Corporation on July 4, 2003. Mr. DeMare was subsequently appointed as the interim President and Chief Executive Officer of the Corporation.
(4) Paid to Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, for accounting, administration and professional services rendered by Chase personnel. See "Management Contracts".
(5)  Amounts paid to private companies wholly owned by Mr. Busby.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the financial year ended August 31, 2003.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the financial year ended August 31, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

No incentive stock options were granted to the Named Executive Officers during the past fiscal year ended August 31, 2003.

REPRICING OF OPTIONS IN LAST FISCAL YEAR

No incentive stock options were repriced during the fiscal year ended August 31, 2003 in respect of the Named Executive Officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

-------------------------------------------------------------------------------------------------------------------
                                                                                              VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS    IN-THE-MONEY OPTIONS
                                 SECURITIES           AGGREGATE         AT FISCAL YEAR-END     AT FISCAL YEAR-END
                                ACQUIRED ON             VALUE                 (#)(3)                ($)(3)(4)
                                  EXERCISE            REALIZED             EXERCISABLE/           EXERCISABLE/
NAME                               (#)(1)              ($)(2)             UNEXERCISABLE           UNEXERCISABLE
-------------------------------------------------------------------------------------------------------------------

Nick DeMare                         Nil                  Nil                14,286/Nil                0/Nil

-------------------------------------------------------------------------------------------------------------------

Donald Busby                        Nil                  Nil                56,142/Nil                0/Nil

-------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on August 30, 2003 of $0.07 per share, less the exercise price of in-the-money stock options.

PENSION PLANS

The Corporation does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended August 31, 2003, the number of securities authorized for issuance under the Corporation's Stock Option Plan which was approved by the shareholders of the Corporation on January 6, 2003:


---------------------------------------------------------------------------------------------------------------------

                                                                                            Number of securities
                                                                                           remaining available for
                                   Number of securities to       Weighted-average       future issuance under equity
                                   be issued upon exercise       exercise price of           compensation plans
                                   of outstanding options,     outstanding options,         (excluding securities
Plan Category                        warrants and rights        warrants and rights       reflected in column (a))
                                             (a)                        (b)                          (c)
---------------------------------------------------------------------------------------------------------------------

Equity compensation plans                 92,587(1)                    $0.40                    See Note (1)
approved by securityholders

Equity compensation plans not                N/A                        N/A                          N/A
approved by securityholders
---------------------------------------------------------------------------------------------------------------------
Total                                       92,587                     $0.40                    See Note (1)
=====================================================================================================================

NOTES:
(1) The Corporation has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. As of the date hereof, a total of 944,385 common share may be reserved for issuance under the Plan.

COMPENSATION OF DIRECTORS

No incentive stock options were granted, repriced or exercised during the fiscal year ended August 31, 2003 to or by directors who are not Named Executive Officers of the Corporation.

During the most recently completed financial year ended August 31, 2003, directors did not receive any compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts.

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended August 31, 2000, the Corporation provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the fiscal year ended August 31, 2002, the Corporation agreed to extend the term of the loan to January 24, 2004. In addition, the loan was renegotiated to bear interest at 10% per annum, payable quarterly. During the fiscal year ended August 31, 2003. Mr. Busby repaid the remaining outstanding principal of $114,843 and interest of $2,242.

Other than as described above, no director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since September 1, 2002 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

                              MANAGEMENT CONTRACTS

The Corporation has an Administrative Contract with Chase Management Ltd. ("Chase"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Nick DeMare, whereby the Corporation has retained Chase to provide ongoing administrative, accounting and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Corporation's behalf. The Administrative Contract may be terminated by either party with two months' notice. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. Payment for such services have been included as part of "All Other Compensation" of the Summary Compensation Table for Mr. DeMare.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF ACQUISITION OF DUPORT PROPERTY, KENORA, ONTARIO

     SUMMARY OF LETTER OF INTENT

Pursuant to a letter of intent dated July 5, 2004 (the "LOI") between the Corporation (as purchaser) and The Sheridan Platinum Group Ltd. and Patrick Sheridan (the "Vendors") (as vendors), the Corporation agreed to purchase a 100% interest in the Duport Property (the "Property") located near Kenora, Ontario
(the "Acquisition"), subject to regulatory approval and certain other conditions. The transaction was commenced in the Corporation's press release dated July 6, 2004. A copy of the LOI is attached hereto as Schedule "A". The Vendors are at arm's length to the Corporation.

Pursuant to the LOI, the purchase price for the Property will consist of:

     -    $250,000 payable in cash on closing;

     -    1,000,000 common shares of the Corporation issuable on closing;

     - $8,000,000 in five year term preferred shares (the "Preferred Shares") of the Corporation, having the terms set out below; and

     - 2.5% NRS royalty on the first 1,500,000 ounces of gold produced from the Property and 5% on the excess.

The number of Preferred Shares will be established by dividing $8,000,000 by the price/share of the Corporation's first round financing (flow-through level) to be undertaken concurrently with the acquisition of the Property.

The Preferred Shares will have the following terms:

DIVIDENDS. Years one and two - a dividend of $50,000 per year payable annually on the anniversary of the date the Preferred Shares are issued. Years 3-5 - a dividend of 4% of the issue price of the outstanding Preferred Shares (based on the original $8 million issue price), payable quarterly. The dividend will be paid in either cash or common shares of the Corporation, as determined by the Corporation may in its sole discretion. If paid in shares, the number of shares issuable will be determined by dividing the amount of the dividend by the 10 day average trading price of the Corporation's common shares for the 10 days immediately prior to the date the dividend is due.

NON-VOTING. Unless applicable dividends are in arrears and payment is not made within 60 days of due date.;

NON-CONVERTIBLE. The Preferred Shares are non-convertible.

REDEEMABLE. At the Company's election, the Preferred Shares may be redeemed from the Vendors at any time on or before the fifth anniversary of the date of issuance of the preferred shares by payment of $8,000,000 cash plus a bonus of 5% ($400,000), together with any accrued by unpaid dividends;

RETRACTABLE. If the Preferred Shares have not been redeemed or returned to the Corporation, as contemplated in the immediately preceding paragraph or as set out below, by the fifth anniversary of the date of issue of the Preferred Shares, the Corporation will retract the shares in consideration of $8,000,000 plus any accrued by unpaid dividends (collectively the "Retraction Amount"). The Corporation may pay any or all of the Retraction amount in common shares or cash, at its sole election. If paid in common shares, the shares will be issued at the price/share referred to above;.

Additional specific terms and conditions associated with the preferred share issuance will be determined by the Corporation in association with TSX-VN prior to a formal agreement between the Corporation and the Vendors;

The Corporation may, at any time within 5 years after the issuance of the Preferred shares, return the Property to the Vendors, in exchange for the return of all Preferred Shares. In such event, the Corporation will transfer the Property back to the Vendors and the Vendors will return the Preferred Shares to the Corporation. If the Corporation exercises this right, the Property must be in good standing for at least 6 months after the date of exercise of this option to return the Property.

DESCRIPTION OF THE  DUPORT PROPERTY, KENORA, ONTARIO

The following summary description of the Property was prepared by management of the Corporation.

     PROPERTY DESCRIPTION AND LOCATION

The Property is located on Stevens Island in Shoal Lake, on the Ontario-Manitoba border, 45 km southwest of the town of Kenora, Ontario. The Property consists of 85 mineral claims over an area of approximately 3,250 ha and is currently owned by The Sheridan Platinum Group Ltd.

The following table summarizes the clams included in the Property:

                             DUPORT PROPERTY SUMMARY


--------------------------------------------------------------------------------
PARCEL NUMBER                    CLAIM NUMBERS                              AREA
(REG JAN 25/00)                                                             (HA)
--------------------------------------------------------------------------------

3457                             JES96 to JES105                             154

10524                            K1332                                         7

10525                            K1333                                        17

10526                            K1334                                        15

10527                            K1335                                        58

30433                            K13464, K13467                               25

16650                            K1328                                        20

16651                            K1329                                   Unknown

3922                             McA11                                        10

16121                            S158                                          1

3456                             S170, S172                                   14

2063                             S173                                    Unknown


--------------------------------------------------------------------------------
LEASEHOLD PARCEL NUMBER          CLAIM NUMBERS                              AREA
(REG JAN 25/00)                                                             (HA)
--------------------------------------------------------------------------------

2440                             K2554                                        16

2927                             K268722 & K268728-K268732                    73

2926                             K268723-K268727 & K268733                    40

2449                             K2555, K2689, K2690, K2691                   64

2450                             K2556, K3026, K1330                          41


--------------------------------------------------------------------------------
LICENCE OF OCCUPATION            CLAIM NUMBERS                              AREA
NUMBER                                                                      (HA)
--------------------------------------------------------------------------------

12126                            K12113 - K12120                             120

12369                            K13791 - K13797 & K13811                     90

12543                            K13802                                  Unknown

2702                             K2284

2871                             K2374

10381                            K6127                                         8

10383                            K6128                                         8

10382                            K6129                                         8

10385                            K6130                                         8

10386                            K6131

10387                            K6132

10388                            K6133

12126                            K3014

12126                            K3015

10388                            K3018

10386                            K3019

12126                            K3028

12126                            K3029

2702                             D493

--------------------------------------------------------------------------------
STAKED CLAIMS                    CLAIM NUMBERS                              AREA
(EXPIRY NOV 6/05)                                                           (HA)
--------------------------------------------------------------------------------

                                 K3007239, K3007240, K3007250                288

                                 K3007296 - K300299                          880

                                 K3007303                                     80

                                 K3007322 - K3007326                         832

                                 K3007332 - K3007334                         304


     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is accessed from Kenora, Ontario, west along the Trans-Canada Highway #17, a distance of 40 km, south by gravel road for 14 km and then 8 km by boat. The Property may also be reached by float equipped aircraft.

The Shoal Lake area terrain is generally flat with numerous low rolling hills which are typical of glaciated Pre-Cambrian Shield areas. Overburden is thin and rock outcrop is abundant. The area is covered with growths of white spruce, balsam, white birch, and aspen. Ground cover varies according to slope and soil buildup. Cedar is abundant along the shorelines.

The Shoal Lake area experiences long, cold winters and warm, humid summers. Mean daily temperatures range from -17.8(0)C in January to 19.6(0)C in July. Winter temperatures (December-February) range from -14.1(0)C to -17.8(0)C, with minimum mean daily temperatures occurring in January (-22.7(0)C). Average summer temperatures (June-August) range from 16(0)C to 20(0)C, with maximum mean daily temperatures reaching 24.7(0)C in July. Extremes of -43.9(0)C in January and 35.8(0)C in July have been recorded in Kenora. Total annual precipitation averages 632 mm of which 473 mm falls as rain and the remaining 159 mm (water equivalent) as snow. Snowfall occurs mostly from November to March.

There are two First Nations communities with land holdings and residents on Shoal Lake - Iskutewisakaygun #39 Independent First Nation and Shoal Lake #40 First Nation. In addition to the resident First Nations, two other First Nations have land holdings on Shoal Lake but do not reside there.

Since the early part of the 20th century, Shoal Lake has been the source of drinking water for the city of Winnipeg. Water flows by gravity through a 2.2 m diameter pipeline at the western edge of the lake, traveling approximately 160 km to the city distribution system. Lake of the Woods and Shoal Lake both support extensive multi-season cottage development. Recreational fishing and hunting are popular in the area. Commercial fishing on Shoal Lake has been largely suspended to protect walleye populations. Only two active commercial fishing licenses remain, both held by First Nations #39 and #40.

     EXPLORATION AND DEVELOPMENT HISTORY

Exploration and mining activities have been carried out on the Duport Property at various times since 1897. The original discovery of a gold bearing sulphide zone was made on Cameron Island, where a small exploratory inclined shaft was sunk in 1899.

Limited bulk sampling and mining by the Duport Mining Company produced 1,100 tonnes of material, which was shipped to smelters at Tacoma, Washington and Flin Flon, Manitoba for processing during the period 1934-1936.

Matachewan Consolidated Mines Ltd., (1950) and Westfield Minerals Ltd. (1965) extended the known gold bearing zone both laterally and vertically by diamond drilling.

Consolidated Professor Mines Ltd. ("CPM") obtained an option on the property in 1973 and carried out an initial program of exploration and sampling. CPM acquired a 100% interest in the property by amalgamating with Duport Mining Company in 1981. During joint venture arrangements with Selco Inc. in 1982 and with Union Carbide Corporation from 1983-1985, drilling and underground exploration took place from a new 1,100 m underground decline on Stevens Island. The program confirmed the presence of a mineral resource and led to the extension of known geological structures along strike to the northeast and southwest.

CPM continued underground development on the property during 1986 and 1987 with a program to further define the extent of the gold bearing horizon. The program included extending the existing decline to a vertical depth of 200 m, and diamond drilling, to establish continuity of the gold bearing horizon to 500 m below surface. Three raises were driven in ore and a 90 tonne bulk sample was mined and shipped to Lakefield Research for pilot plant metallurgical testing. In all, CPM completed approximately 3,000 m of underground development and more than 60,000 m of drilling. Based on the resultant resource estimate and metallurgical work, CPM commissioned an independent engineering firm to conduct a feasibility study in 1988. The study included the following key components:

     -    mining rate, average grade
     -    mine life
     -    method, backfill
     -    process
     -    capital
     -    operating cost
     -    conclusion

During the time the study was being prepared, CPM commenced the formal permitting process. The most important aspect of the potential environmental impact of proposed mine development is its location on Shoal Lake. Shoal Lake is the source of drinking water for the city of Winnipeg, Manitoba, and is also the location of two First Nations communities and a number of seasonal cottages. CPM recognized very early during its ownership of the Property that environmental concerns regarding development and operation of the property were important. Between 1979 and 1988, CPM collected baseline environmental data and commissioned outside consultants to study the issues and prepare an environmental impact study. The design for plant and infrastructure was intended to mitigate any environmental effects of the operation.

Despite the fact that the technical aspects of the environmental management plan were relatively straightforward, the Property received considerable scrutiny from the local cottagers and, eventually, the City of Winnipeg and the Province of Manitoba. The public perceptions were such that in 1989 the Ontario permitting process was stopped and the Property was designated for review under the Canadian Environmental Assessment Act. From 1989 to 1993, essentially no activity took place on any aspect of the Property.

Commencing in 1993, CPM reactivated the environmental aspects of the Property with the objective of restarting the approval process. As a first step, the property development plan was significantly revised from the feasibility study in that all processing was moved to a location outside the Shoal Lake watershed. Ore was to be mined on Stevens Island and hauled by truck to the proposed plant site approximately 10 km away on the mainland. Two processing options were considered - production of concentrate at the plant followed by gold recovery at Placer Dome's Campbell Mine in Red Lake, and production of gold at the plant. The former option had the advantage of eliminating the use of cyanide in the Shoal Lake area. No physical work was carried out on the Property during this time other than environmental baseline work and minor fieldwork in support of the revised property development plan.

During this time, CPM re-established a working relationship with the two First Nations on Shoal Lake. An extensive program of community relations was carried out including workshops and public consultation sessions in the communities. Impact and Benefit Agreements were signed with both communities. CPM also implemented a buyout program with affected cottagers on Shoal Lake. Outside the area, CPM carried out extensive consultations with key officials at the City of Winnipeg, the Provinces of Manitoba and Ontario, and the federal government in order to describe the revised project and to establish the process for formal environmental approval.

In 1996, Royal Oak Mines Inc. (ROM) made a successful takeover bid for all the shares of CPM, whereupon CPM became a wholly owned subsidiary of ROM. ROM updated the CPM work and initiated an internal feasibility study based on the revised development plan instituted by CPM previously, but rather than using the Campbell Red Lake option, concentrate was to be railed to the ROM plant in Timmins, Ontario, where it would be treated using a bio-oxidation process. ROM did not carry out any physical work on the site other than a limited diamond drilling program during 1996-1997. In 1997, ROM filed for bankruptcy and the Property became inactive. The current owners acquired the Property from the bankruptcy.

     DIAMOND DRILLING AND UNDERGROUND DEVELOPMENT

Prior to 1983 underground development consisted of approximately 104 m of shaft and winzes and 664 m of lateral development. From 1984 to 1987 inclusive a 1,360 m decline was completed as well as 1,463 m of lateral development and 112 m of raising. The following table summarizes the work.

                         UNDERGROUND DEVELOPMENT SUMMARY

--------------------------------------------------------------------------------
              TYPE                                         METERS
--------------------------------------------------------------------------------

              Ramp                                          1,360
              Levels                                        2,127
              Raises                                          112
              Shafts                                          104

--------------------------------------------------------------------------------

     REGIONAL GEOLOGY

The Shoal Lake area is underlain by Precambrian (Archean) volcanic and sedimentary rocks, which are part of a broad greenstone belt striking in a general east-west direction across the northern end of the Lake of the Woods district. It extends for a distance of several hundreds of kilometers from Savant Lake to the east to beyond the Manitoba border to the west. Stocks and dykes of acid and basic rocks intrude these older rocks.

     LOCAL GEOLOGY

In the northern part of the Shoal Lake area there are two principal granodiorite intrusives, identified as the Canoe Lake and Snowshoe Bay stocks, each several kilometers in diameter, separated by a northeasterly trending volcanic series some seven kilometers wide. The series includes steeply dipping felsic to ultramafic flows and fragmentals, tops facing west, minor clastic sediments, and sulphide facies iron formations. Also present are coarse anorthosites, gabbros, diorites and quartz-diorites, some of which may represent volcanic flows. Within this extrusive-intrusive assemblage are irregular dykes and/or sills of quartz-feldspar porphyry, quartz diorite, and lamprophyre. All the rock types have been exposed to regional and local dynamic and thermal metamorphism, which has altered the intermediate, mafic, and ultramafic lavas to the greenschist and /or amphibolite facies.

The deposit lies within a northeast trending band of mafic volcanics flanked to the northwest and southeast by a sequence of intermediate to felsic volcanics and related volcanoclastic sediments, which may be correlated through folding. The Cameron Island volcanic sequence forms the west limb of one of a number of relatively small anticlines whose axes strike northeast. The core of the anticline is the Stevens Island anorthosite-diorite complex. A major zone of deformation, which hosts the Duport deposit follows the same general strike and is characterized by strongly developed foliation or fracturing.

     PROPERTY GEOLOGY

The predominant rock types on Cameron and Stevens Islands and the mine area are andesites, amphibilites, tholeiitic and komatiitic basalts and porphyritic basalts, talc-chlorite schist and narrow sheared horizons of felsic and intermediate tuffs and interflow material with buff colored cherty sections. Dykes and sills of various thicknesses are comprised of feldspar porphyry, quartz feldspar porphyry, quartz diorite, diorite, and lamprophyre. The dykes and sills cut, separate, or replace the gold-bearing mineralized horizons.

Gold mineralization stakes N30(Degree)E and dips steeply (65-75(Degree)) west. Grade thickness contours of the Main Zone indicate the mineralization plunges north at about (30(Degree)). However, within the mineralization there appears to be several local areas that plunge 45(Degree) to 75(Degree) south.

The mineralization extends over a drill indicated strike length of 1,200 m and is associated with highly sheared, narrow, thinly bedded, conformable felsic and intermediate tuffs and cherty units that contain sulphide mineralization, generally in the range of 5-10%. These mineralized tuffs are identified as the Main Zone and the parallel East Zone, plus a number of en-echelon and parallel associated units in the hangingwall and footwall of each of these principal horizons. The Main Zone is between massive chloritic and amphibolitic basalts while the North Main Zone is at the contact between basaltic flows and amphibolites, or within the amphibolites further north. The East Zone is hosted by intensely sheared ultramafics altered to talc schists. The favorable tuffs range in thickness from one to ten meters and dip steeply west. Talc schist occurs in two prominent zones of shearing and alteration, which parallel the footwall of both the Main and East Zones over widths of up to twenty meters. The schist below the East Zone footwall has an average thickness of eight meters and is more persistent than the Main Zone schist.

The principal Duport gold zones are sheared, fractured, narrow, and often highly silicified felsic and intermediate tuffs and/or interflow material which has recognizable cherty sections and sulphide mineralization consisting of pyrite, arsenopyrite, and lesser amounts of pyrrhotite. Less frequently, gold occurs in association with sulphides within thick sections of felsite, close to or within the gold-bearing tuff units. The mineralized horizons are persistent along strike and down dip although they may change mineralogically, including variation gold and sulphide content. The horizons are frequently separated or split into several narrower units by the intercalation of narrow sheared chloritized and silicified basalt sections. These separated gold bearing lenses often exhibit an en-echelon configuration. Also felsite dykes occasionally cut the mineralized horizon at a low angle. These and other minor variable characteristics often make correlation problematic.

Numerous faults cut and occasionally displace the mineralized horizon.

     DEPOSIT TYPES

The deposit is related to an epigenetic, hydrothermal system likely hosted by a sheared lithologic contact.

The lithology and structural geology are similar to the Detour Lake Mine north of Timmons, Ontario.

     MINERALIZATION

Gold occurs within sheared, fractured, narrow often highly silicified felsic and intermediate tuffaceous interflow rocks which have recognizable cherty looking sections and sulphide mineralization consisting of pyrite, arsenopyrite and minor pyrrhotite and chalcopyrite. The mineralization often exhibits a banded or laminated appearance, which parallels the tuff pseudo-bedding and shearing. The gold grade is proportional to the percentage of arsenopyrite and associated pyrite, the degree of silicification and to a lesser extent the incidence of mariposite. A combination of arsenopyrite with one or both of these secondary conditions usually results in high grade intersection, while the lack of arsenopyrite usually indicates negligible gold.

Petrographic  work indicates that gold is usually found as discrete grains up to
0.05 mm in diameter and associated with arsenopyrite, pyrite and quartz veining or flooding.

     EXPLORATION

There has been no recent exploration on the Property.

     DRILLING

There has been no recent drilling on the Property.

     SAMPLE PREPARATION AND ANALYSES AND SECURITY

There has been no recent sampling on the Property.

     MINERAL PROCESSING AND METALLURGICAL TESTING

Gold in the Duport Property deposit occurs both as fine grains of free gold and in association with grains of arsenopyrite and pyrite. Previous operations of the Property conducted a program of bench testing and a pilot plant at Lakefield Research, Lakefield, Ontario, to determine the optimum method for concentration of the arsenical gold deposit. The gold is considered to be refractory and testwork demonstrated that oxidation of the arsenopyrite would be necessary for optimum gold extraction. Based on the foregoing testwork, a feasibility study obtained by previous operations recommended a flowsheet including crushing, grinding, gravity gold separation, bulk flotation, pressure oxidation, cyanidation of the oxidation product, carbon adsorption, hot caustic cyanide stripping, electrowinning and refining. Gold recovery to flotation concentrate was estimated at 93.7%, followed by a 97% recovery in the pressure oxidation through refining stages, for an overall estimated recovery of approximately 90%.

A subsequent study prepared in 1996 for Royal Oak Mines Ltd. recommended bio-oxidation as the preferred method of treating the flotation concentrate. The study, although order of magnitude, concluded that bio-oxidation would obtain similar gold recovery as pressure oxidation but at lower capital and operating costs.

     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Previous operations of the Property have identified a gold deposit on the Property, however there is no current mineral resource or mineral reserve estimate on the Property which complies with NI 43-101.

     ENVIRONMENTAL CONSIDERATIONS

A significant amount of environmental work has been carried out in the Property area by parties engaged by previous operators. The primary environmental concerns regarding development and operation of the Duport Property as a mine relate to the preservation of the existing water quality and important recreational and traditional land use of the area. The land use surrounding the property area is characterized by forestry activity, mineral exploration, two First Nations reserves situated near Indian Bay, and cottage recreation. Shoal Lake itself provides important resources including drinking water, fisheries, wild rice harvests, and recreation. The water supply intake for the City of Winnipeg is located in the western portion of Indian Bay, which connects to Shoal Lake. The Property environment and social challenges have been well documented in the past. Although the technical challenges can be met within the context of current technology, there remains a negative public perception, particularly in the City of Winnipeg and with some of the cottagers on Shoal
Lake. In the Corporation's opinion, these perceptions can be overcome through diligent and thorough technical studies, combined with significant and detailed public information and consultation.

     EXPLORATION PROGRAM

The Corporation intends to conduct a phased exploration program. Phase 1 will include a geophysical survey over previously untested areas followed by preliminary diamond drilling of anomalies and favorable geology. Five holes, totaling 1,500 m are planned in the area north of the known deposit while 3 holes, 900 m are planned to the south. Six holes, 2,190 m are planned to test the down plunge extensions of significant intersections in previous exploration. The cost of the Phase I program is estimated at approximately $650,000. Contingent on the success of Phase 1, Phase 2 would follow up significant mineralization and/or favorable stratigraphy intersected in Phase 1 drilling.


SHAREHOLDER APPROVAL OF THE ACQUISITION OF DUPORT PROPERTY, CANADA

The shareholders of the Corporation will be requested at the Meeting to approve the Acquisition by passing the following ordinary resolution, which requires an affirmative vote of the majority of votes cast by shareholders at the Meeting.

         "WHEREAS the Corporation wishes to acquire certain assets (the "Acquisition") from the Sheridan Platinum Group Ltd. ("SPG") and Mr. Pat Sheridan ("Sheridan") pursuant to a written agreement made as of the 5th day of July, 2004 as such agreement may be amended or replaced from time to time (the "Agreement") between the Corporation, SPG and Sheridan;

         AND WHEREAS the directors and officers wish to secure such general and specific approvals for the Acquisition as may be required by the TSX Venture Exchange;

         BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:


          1.   the terms and  conditions  of the Agreement and the execution and
               delivery   thereof  on  behalf  of  the  Corporation  are  hereby
               authorized, ratified, confirmed and approved;

          2. the Acquisition is authorized and approved on substantially the terms of the Agreement;

          3. the Corporation be authorized to abandon or terminate all or any part of the Acquisition if the Board of the Corporation deems it appropriate and in the best interests of the Corporation to do so; and

          4. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."


CONTINUANCE UNDER THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

The Corporation's corporate matters are currently governed by the Yukon Business Corporations Act ("YBCA"). With the implementation of the new British Columbia Business Corporations Act ("BCBCA"), the Corporation wishes to consolidate its various corporate and legal dealings in British Columbia as the Corporation's legal counsel, all of its directors and the Corporation's listing on the TSX Venture Exchange are all based in British Columbia.

Under the YBCA, the Corporation may, if authorized by a special resolution of its shareholders, apply to the Registrar of Companies in British Columbia to continue its corporate jurisdiction under the BCBCA.

The Continuance will also facilitate the Corporation's Acquisition of the Duport Property. On July 6, 2004, the Corporation announced that it had entered into an agreement with SPG and Sheridan, pursuant to which the Corporation would acquire the Duport Property located in Kenora, Ontario. See "Approval of Acquisition of Dupont Property, Kenora, Ontario" above for details. One of the requirements of the agreement is that the Corporation issue to SPG, $8,000,000 of preferred shares of the Corporation having certain rights and restrictions. The Corporation's authorized capital does not presently provide for the issuance of preferred shares. Accordingly, as part of the Continuance, the Corporation's authorized capital will be increased by the creation of an unlimited number of preferred shares issuable in series. The preferred shares and the Company's common shares will have the rights and restrictions substantially as setout in Schedule "B" hereto. Upon creation of this class of preferred shares, it is the intention of the Corporation's board of directors to create a series of preferred shares having the rights and restrictions required under the purchase agreement. These rights and restrictions are set out in the letter of intent attached hereto as Schedule "A" hereto.

Upon the Continuance becoming effective, the current Articles of Incorporation ("Yukon Articles") of the Corporation will be replaced with the Notice of Articles (the "Notice of Articles") filed pursuant to the BCBCA, and the existing By-Laws (the "By-Laws") of the Corporation will be replaced with new Articles (the "Articles"). The provisions of the Notice of Articles and the Articles are substantially the same, as the existing Yukon Articles and By-Law, but incorporate a number of non-substantive changes, including the use of use slightly different terminology adopted under the BCBCA.

A copy of the proposed Notice of Articles and new Articles will be available for inspection at the Meeting and at the Company's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the day of the Meeting.

COMPARISON OF DIFFERENCES BETWEEN YBCA AND BCBCA

The Corporation is of the view that the BCBCA provides to shareholders of the Corporation substantively the same rights as are available to shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a comparison of some of the principal provisions of the YBCA and the BCBCA that the Corporation believes would be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the BCBCA and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Note: Within this summary, the term "articles" when referring to the BCBCA is the equivalent to the "by-laws" under the YBCA. The term "notice of articles" when referring to the BCBCA is the equivalent of the "articles" under the YBCA.

SALE OF CORPORATION'S UNDERTAKINg. Under the BCBCA, a sale of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the proposed sale. The provisions of the YBCA are substantially the same.

ALTERATION TO NOTICE OF ARTICLES OF THE CORPORATION. Under the BCBCA, any substantive change to the notice of articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds of the votes cast by shareholders who voted at a meeting in respect of the change. The provisions of the YBCA are substantially the same.

ARTICLE AMENDMENTS. The BCBCA provides that unless the articles or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any articles that regulate the business or affairs of a corporation. However, the directors must submit an article, or an amendment or a repeal of an article, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the article, amendment or repeal. The provisions of the YBCA are substantially the same in connection with amendments to the by-laws.

AUTHORIZATION OF UNLIMITED NUMBER OF SHARES. The BCBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the YBCA are substantially the same.

RIGHTS OF DISSENT AND APPRAISAL. The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a amalgamation agreements, (d) in respect of a resolution approving an arrangement, the terms of which arrangement permits dissent, (e) continue out of the jurisdiction, or (f) sell, lease or other disposition of all or substantially all its undertaking. The dissenting shareholder is required to strictly comply with the provisions of the BCBCA in order to exercise this remedy. The YBCA provides similar rights to shareholders. See "Dissent Rights" below.

OPPRESSION REMEDIES. Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation's or any of its affiliates powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder of the corporation. On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation's affairs. Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA.

SHAREHOLDER DERIVATIVE ACTIONS. Pursuant to the BCBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the BCBCA.

FINANCIAL ASSISTANCE. The BCBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The provisions of the YBCA are substantially the same except that in certain cases a solvency test is met.

RECORD DATE FOR VOTING. The BCBCA provides for the setting of a fixed record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The YBCA also provides for the setting of a fixed record date for voting purposes but a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

REQUISITION OF MEETINGS. The BCBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the YBCA are substantially the same.

SHAREHOLDER COMMUNICATION. The BCBCA contains exemptions from the restrictions on proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder's voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement). In addition, the BCBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals,
(ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident's proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing proxy voting advice, and (vi) other communications as may be prescribed from time to time. The YBCA does not contain such broad exemptions to the proxy solicitation rules and accordingly shareholder communication is more limited.

FORM OF PROXY AND INFORMATION CIRCULAR. The BCBCA requires that management of a distributing corporation (public company), concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, an information circular in prescribed form must also accompany the notice of the meeting. The YBCA contains similar provisions.

PLACE OF MEETINGS. The BCBCA provides that meetings of shareholders of a corporation must be held at the place within the Province of British Columbia provided in the articles. A meeting of shareholders of a corporation may however be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the YBCA, meetings of shareholders of a corporation must be held at a location in the Yukon Territory or, if the articles so provide at one or more places specified in the articles, or in the absence of such determination, at the place where the registered office of the corporation is located.

QUORUM OF SHAREHOLDERS. The BCBCA states that the quorum of shareholders of the corporation at a meeting of shareholders is established in the articles of the corporation. If no quorum is established by the articles, the quorum is two shareholders entitled to vote at the meeting whether present in person or by proxy. Under the YBCA, unless the articles of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

SHAREHOLDER   PROPOSALS.   The  BCBCA  contains  eligibility   requirements  for
shareholders that wish to submit proposals for inclusion in a corporation's proxy materials. The YBCA imposes similar requirements.

Duties of Directors. The BCBCA provides that subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Corporation. The YBCA contains substantially the same provisions.

REMOVAL OF DIRECTORS. The BCBCA permits the removal of directors by holders of a majority of the shares being voted. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The YBCA contains substantially the same provisions.

The completion of the adoption of new Articles and the creation of a class of preferred shares, issuable in series is subject to TSX-VN approval and the approval of the Registrar of Companies.

DISSENT RIGHTS

The shareholders of the Corporation are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their common shares if such shareholder dissents to the continuance of the Corporation under the BCBCA (the "Continuance"). Neither a vote against the Continuance resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the YBCA is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuance resolution. On the action approved by the Continuance resolution becoming effective, the making of an agreement between the Corporation and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Corporation and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissented was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Corporation may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuance is approved, the dissenting shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Corporation in favour of the dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with the Corporation for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Corporation being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Corporation for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Corporation is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Corporation as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Corporation is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation's Registered and Records Office, Campion MacDonald, 200 - 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2 or by the Chairman of the meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

SHAREHOLDER APPROVAL OF THE CONTINUANCE UNDER THE
BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

The shareholders of the Corporation will be requested at the Meeting to approve the Continuance by passing the following special resolution, which requires an affirmative vote of not less than two-thirds of the votes cast by shareholders at the Meeting:

         "WHEREAS the Corporation wishes to approve the continuance under the British Columbia Business Corporations Act (the "Continuance");

         WHEREAS the Corporation would like to adopt new Articles;

         AND WHEREAS the Corporation would like increase its authorized capital by the creation of a class of preferred shares, issuable in series;

         AND WHEREAS the directors and officers wish to secure such general and specific approvals for the Continuance including the adoption of new Articles, increase in authorized capital and the creation of preferred shares, issuable in series, as may be required by the TSX-VN or by operation of the Business Corporations Act (British Columbia);

         BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

          1. the Corporation make application to the Yukon Registrar of Corporations for approval to file a Form 16 Continuation Application Business Corporations Act (British Columbia) containing the Notice of Articles, substantially in the form attached hereto as Schedule "A" hereto [see form made available at Meeting] approved by the Directors of the Corporation, with the Registrar of Companies of British Columbia continuing the Corporation as if it had been incorporated under the laws of British Columbia and make application to the Yukon Registrar of Corporations for a Certificate of Discontinuance;

          2. subject to the issue of such Certificate of Discontinuance and without affecting the validity and existence of the Corporation by or under its articles and of any act done thereunder, the Corporation's existing by-laws be cancelled, and the Articles, in the form attached hereto as Schedule "B" [see form made available at Meeting], be adopted as the Articles of the Corporation in substitution for, and to the exclusion of the existing By-Laws of the Corporation in order to conform to the Business Corporations Act (British Columbia);

          3.   Axium  Law  Group  be  appointed  as the  Corporation's  agent to electronically file the Form 16 Continuation Application containing the Notice of Articles with the Registrar of Companies of British Columbia;

          4. the Corporation be authorized to abandon or terminate all or any part of the Continuance if the Board of the Corporation deems it appropriate and in the best interests of the Corporation to do so; and

          5. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 30th day of September, 2004.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                 /s/ Nick DeMare
                                   Nick DeMare
                                    President

                                  SCHEDULE "A"


HALO RESOURCES LTD.

#1305, 1090 West Georgia Street
Vancouver, BC, Canada, V6E 3V7
Phone: (604) 685-9316
Fax: (604) 683-1585                                   TSXV: HLO  /  OTCBB: HLOSF




July 5, 2004


Mr. Pat Sheridan and The Sheridan Platinum Group Ltd.
14 Park Lane Circle
Toronto, Ontario  M5B 1Z7


Dear Mr. Sheridan:

RE:  PURCHASE OF A 100% INTEREST IN THE DUPORT PROPERTY, ONTARIO


Further to our various discussions, we write to confirm the terms upon which we ("Halo") are prepared to acquire the Duport Property (the "Property") from Sheridan Platinum Group Ltd. ("SPG"). The terms are as follows:


1. PURCHASE AND SALE. We agree to purchase and you agree to sell to us, a 100% interest in the Property, subject to the NSR referred to in paragraph 3, which will be retained by SPG.


2. PURCHASE PRICE. The purchase price for the Property will consist of and will be paid as follows:


     (a) $250,000 payable at Closing (as defined below), subject to TSX Venture Exchange ("TSX") approval;

     (b) one million common shares of Halo payable at Closing, subject to TSX approval. As required by applicable securities laws, these shares will be restricted from trading for four months from Closing, and in addition, may be subject to escrow restrictions imposed by the TSX;


     (c) $8 million worth of Halo Preferred Shares. The shares will be issued forthwith after their creation. Halo will submit the appropriate resolutions to its shareholders for approval at its next AGM (expected to be in December, 2004). The number of preferred shares will be established by dividing $8 million by the price/share of Halo's first round financing (flow-through pricing level) to be undertaken concurrently with the acquisition of the Property. The Preferred Shares will have the following terms:

          - Dividends - Years one and two - a dividend of $50,000 per year payable annually on the anniversary of the date of this Agreement. Years 3-5 - an annual dividend of 4% of the issue price of the outstanding Preferred Shares (based on the original $8 million issue price), payable quarterly. The dividend will be paid in either cash or common shares of Halo, as determined by Halo in its sole discretion. If paid in shares, the number of shares issuable will be determined by dividing the amount of the dividend by the 10 day average trading price of Halo's common shares for the 10 days immediately prior to the date the dividend is due. o

          - The parties will agree to file an election under Section 85 of the Income Tax Act with an elected amount to be determined by SPG.

          - Non-voting - unless applicable dividends are in arrears and payment is not made within 60 days of due date;

          -    Non-convertible.

          - Redeemable -At Halo's election, the Preferred Shares may be redeemed from Sheridan at any time on or before the fifth anniversary of the date of issuance of the Preferred Shares by payment of $8,000,000 cash plus a bonus of 5% ($400,000), together with any accrued and unpaid dividends;

          - Retractable - If the Preferred Shares have not been previously redeemed or returned to Halo, as contemplated in the immediately preceding paragraph or in paragraph 5 herein, on the day before the fifth anniversary of the date of issue of the Preferred Shares, Halo will retract the shares in consideration of $8,000,000 plus any accrued and unpaid dividends (collectively the "Retraction Amount"). Halo may pay any or all of the Retraction amount in common shares or cash, at its sole election but provided that at least $100 is paid in cash. If paid in common shares, the shares will be issued at the price/share referred to in paragraph 2(c) above;

          - Additional specific terms and conditions associated with the Preferred Share issuance will be determined by Halo and SPG in consultation with TSX.


3. NSR ROYALTY. SPG will retain A net smelter return royalty on the Property ("NSR") once the Property goes into production. The terms of the NSR would be 2.5% on first 1.5 million ounces of gold produced and 5% on excess. The NSR will be evidenced by a royalty agreement delivered to you at Closing. The royalty agreement will contain a provision allowing us y to purchase, at a predetermined price, some or all of this royalty. We will need to arrive at a mutually acceptable agreement on royalty buy-out but there are many examples available to us.

4. CLOSING. The closing of the purchase and sale ("Closing") will take place on the fifth business day after TSX-V approval, or at such other time as we may mutually agree. At Closing, you will deliver documentation acceptable to us to transfer title to the Property to us, and we will deliver the consideration payable at Closing as set forth in paragraph 2 above. At Closing, both parties will deliver all other documents reasonably required to give effect to the purchase and sale.

5. WORK COMMITMENTS. There are no minimum annual work commitments on our part except that we will, for a period of 5 years from Closing, keep the Property in good standing including the payment of property holding costs. This 5 year period will be reduced in the event we return the Property pursuant to paragraph 5 below.

6. RETURN OF PROPERTY - Halo may, at any time within 5 years after the issuance of the Preferred Shares, but provided that all dividends have been paid pursuant to paragraph 2 above, return the Property to SPG, in exchange for the return of all Special Preferred Shares. In such event, Halo will transfer the Property back to SPG and SPG will return the Preferred Shares to Halo. If Halo exercises this right, the Property must be in good standing for at least 6 months after the date of exercise of this option to return the Property.

7. CONDITIONS. Our obligation to proceed with the purchase of the Property is subject to:

     (a) TSX approval, which may, as a condition, require shareholder approval and the submission of a technical report acceptable to the TSX.;

     (b) completion by us of due diligence on the Property, with results satisfactory to us, such due diligence to be completed on or before the 30th day after the date this agreement is signed by you (or the next business day if such day is not a business day); and

     (c) completion and execution of a formal agreement on or before the 60th day after the date this agreement is signed by you (or the next business day if such day is not a business day).

8. FORMAL AGREEMENT. We will forthwith prepare a formal agreement to reflect the terms set out above. The formal agreement will contain customary representations, warranties , covenants and other terms and conditions.

9. ANNOUNCEMENTS. Neither party will issue a press release regarding this transaction without giving the other party a reasonable opportunity to comment on the release.

10.  COSTS. We will each pay our own costs in respect of the purchase and sale.

11. AREA CLAUSE. If during the period ending five years after the date of issuance of the Preferred shares SPG acquires any mineral property interests within a one mile radius of the Property, such interests shall be deemed to form a part of the Property and shall be transferred to Halo at no cost to Halo. If during the period ending five years after the date of issuance of the Preferred shares Halo acquires any mineral property interests within a one mile radius of the Property, such interests shall be deemed to form a part of the Property and Halo shall pay the NSR referred to in paragraph 3 above in respect of those additional property interests, to SPG.

If the foregoing terms are acceptable to you, please sign below and fax this agreement back to us whereupon this will become a binding agreement.

Yours truly,

HALO RESOURCES LTD.

Per:
         /s/ Nick DeMare
         ---------------
         Nick DeMare,
         Director

ND:as

The foregoing terms have been reviewed, acknowledged and accepted this 6th day of July, 2004.

THE SHERIDAN PLATINUM GROUP LTD.

Per:

        /s/ Pat Sheridan                        /s/ Pat Sheridan
        -----------------------                 -----------------------
                                                Mr. Pat Sheridan

                                  SCHEDULE "B"

         RIGHTS AND RESTRICTIONS ATTACHED TO PREFERRED AND COMMON SHARES


1.   PROVISIONS ATTACHING TO THE PREFERRED SHARES

The Preferred shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1  The Preferred shares may include one or more series.

1.2 Subject to the Business Corporations Act, the directors may from time to time, by resolution, if none of the Preferred shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

     (a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

     (b) create an identifying name for the shares of that series, or alter any such identifying name; and

     (c) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions.

1.3 No special rights or restrictions attached to a series of shares confer on the series priority over any other series of shares of the same class of shares respecting:

     (a)  dividends, or

     (b)  a return of capital

          (i)  on the dissolution of the Company, or

          (ii) on  the   occurrence   of  any  other  event  that  entitles  the
               shareholders holding the shares of all series of shares of the same class of shares to a return of capital.


2.   PROVISIONS ATTACHING TO COMMON SHARES

The common shares of the Company shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1  Dividends

       Subject to the prior rights of the holders of the Preferred shares and any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine and all dividends which the board of directors of the Corporation may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.2  Dissolution

       In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preferred shares and any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

2.3  Voting Rights

       The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF HALO RESOURCES LTD. (THE "COMPANY") FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, NOVEMBER 2, 2004, AND ANY ADJOURNMENT THEREOF.

The undersigned registered shareholder of the Company hereby appoints Nick DeMare, a director of the Company, or failing this person, Harvey Lim, Corporate Secretary of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE PROXYHOLDER IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

                                                                  For   Against


   1.   To approve, as an ordinary resolution,  the acquisition   |_|     |_|
        of the Duport Property, Kenora, Ontario.

   2.   To approve, as a special resolution, the continuance of   |_|     |_|
        the  corporate  jurisdiction  of the  Company  from the
        Business  Corporations  Act  (Yukon)  to  the  Business
        Corporations    Act    (British     Columbia),     (the
        "Continuance"),   which  Continuance  will  include  an
        increase in the authorized capital of the Company by the creation of a new class of preferred shares in the capital of the Company issuable in series, with such rights, terms and conditions as the directors may determine from time to time which resolution is set out in the Information Circular.


================================================================================

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.


SIGNATURE:  _________________________________           DATE: __________________
            (PROXY MUST BE SIGNED AND DATED)


NAME:       _________________________________
            (PLEASE PRINT)

If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation in accordance with Note 7 below and acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of Computershare Trust Company of Canada, by mail or by fax no later than 48 hours preceding the Meeting, or delivered to the Chairman of the Meeting before the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada IS 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9 AND ITS FAX NUMBER IS
(604) 683-3694.

================================================================================

1. IF THE REGISTERED SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineers at the Meeting.

2. IF A BENEFICIAL SHAREHOLDER'S SECURITIES ARE HELD BY AN INTERMEDIARY (EG. A BROKER) AND THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS, such shareholder may only do so if he, she or it has instructed the intermediary to transfer the registration of such securities under the name of such beneficial shareholder before the record date, being September 21, 2004. Only registered shareholders as at the record date or their proxyholders are entitled to vote in person at the meeting.

3. IF THE REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the shareholder can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against that resolution.

4. IF A REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions and to APPOINT ONE OF THE INDIVIDUALS NAMED BY MANAGEMENT as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy. Where no choice is specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted as the individual appointed as the proxyholder, in its sole discretion, sees fit.

6. If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, as indicated above, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

                                        ___                                  ___
                                       |                                       |
                                       |                                       |
                                       |                                       |
                                       |                                       |
                                       |                                       |
                                       |                                       |
                                       |___                                 ___|